

September 28, 2012

Via E-mail
Mr. Sang Park
Chief Executive Officer and Chairman of the Board of Directors
MagnaChip Semiconductor Corporation
c/o MagnaChip Semiconductor S.A.
74, rue de Merl, B.P. 709, L-2146
Luxembourg R.C.S.
Luxembourg B97483

      Re: MagnaChip Semiconductor Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed March 8, 2012
              File No. 1-34791

Dear Mr. Park:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management Discussion and Analysis of Financial Condition and Results of Operations, page 45

Results of Operations, page 55

1.   We note you conduct significant operations outside your home country in functional currencies that differ from your reporting currency. Please tell us any material effects of changes in currency exchange rates on reported revenues and costs as well as business practices and plans. Refer to Item 303(A)(3) of Regulation S-K and Financial Reporting Codification 501.09.b.

Notes to Consolidated Financial Statements, page 92

Note 9. Inventories, page 106

2.   Please explain to us the "change in reserve" of $2,997 in the year ended December 31, 2011. Tell us how your accounting complies with SAT Topic 5.BB, which states that a write-down of inventory to the lower of cost or market creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances.

3.   Further to the above, if material, please revise future filings to quantify how changes in the inventory valuation allowances, including sales of previously written down inventory, impact your gross margins.

Note 30 - Condensed Consolidated Financial Statements, page 130

4.   We note your disclosure here that the guarantees are full and unconditional, subject to certain customary release provisions. Please explain to us in greater detail the nature of the customary release provisions you are referring to. Explain how you evaluated these release provisions and how full and unconditional guarantee meets the definition under Rule 3-10(h) of Regulation S-X in light of the customary release provisions disclosed.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief